Exhibit 99.2

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Deloitte LLP 410 W. Georgia Street Suite 2000 Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of
December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Equity Method Investment in Dolly Varden Silver Corporation (“Dolly Varden”) – Refer to Notes 1 and 3 i) to the financial statements

Critical Audit Matter Description

The Company has a 12.26% interest in Dolly Varden where the remaining 87.74% interest is held by third-party investors. The Company has accounted for its interest in Dolly Varden under the equity method of accounting as it exercises significant influence, but not control. The Company’s investment in an associate was initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses.

We identified the accounting for equity method investment as a critical audit matter because of its significance to the Company’s financial statements. This required an increased extent of audit effort, including the need to involve the auditor of Dolly Varden.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the equity method investment in Dolly Varden included the following, among others:

●

Evaluated the effectiveness of management’s controls related to the accounting for the Company’s investment in Dolly Varden, which includes management’s receipt and review of Dolly Varden financial information;

●

Evaluated work performed at the underlying equity method investment through oversight of the auditor of Dolly Varden by obtaining and assessing information from the auditor to understand work performed, significant findings or issues identified, actions taken to address them, and conclusions reached;

●	Agreed the underlying information of the equity method investment to the audited financial statements of the Company;

●

Performed procedures to evaluate subsequent events related to the equity method investment and to assess their impact, if any, on the financial information, up to the date of our report of independent registered public accounting firm on the Company’s financial statements; and

●	Performed procedures to evaluate management’s determination of the Company’s dilution gain and share of net loss of the associate.

/s/ Deloitte LLP

Chartered Professional Accountants

March 31, 2026

Vancouver, Canada

We have served as the Company's auditor since 2015.

Deloitte LLP 410 W. Georgia Street Suite 2000 Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fury Gold Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Fury Gold Mines Limited and subsidiaries (the “Company") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated March 31, 2026 , expressed  an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

March 31, 2026

Vancouver, Canada

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2025	2024
Assets
Current assets:
Cash	7	$21,197	$4,912
Marketable securities	8	7,783	2,358
Other investment		2,031	2,063
Trade amounts receivable		395	54
Prepaid expenses and deposits		591	522
		31,997	9,909
Non-current assets:
Restricted cash	7	144	144
Prepaid expenses and deposits		-	77
Property and equipment	9	297	326
Mineral property interests	6,10,16	49,918	45,200
Investments in associates	11	25,963	29,456
		76,322	75,203
Total assets		$108,319	$85,112

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,023	$855
Deferred government grant	12	22	-
Lease liability		-	65
Flow-through share premium liability	13	790	944
		2,835	1,864
Non-current liabilities:
Provision for site reclamation and closure	14	4,473	5,045
Total liabilities		$7,308	$6,909

Equity:
Share capital	18	$339,782	$312,723
Share option and warrant reserve	19	24,911	22,684
Accumulated other comprehensive loss		(31)	(12)
Deficit		(263,651)	(257,192)
Total equity		$101,011	$78,203
Total liabilities and equity		$108,319	$85,112

Commitments (notes 11, 23); Subsequent events (note 26)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
		Years ended December 31
	Note	2025	2024
Operating expenses:
Exploration and evaluation	15	$12,853	$5,512
Fees, salaries and other employee benefits		2,369	2,202
Insurance		472	522
Legal and professional		1,158	789
Marketing and investor relations		798	677
Office and administration		302	461
Regulatory and compliance		304	214
		18,256	10,377

Other (income) expenses, net:
Accretion on provision for site reclamation and closure	14	147	146
Amortization of flow-through share premium	13	(1,403)	(1,621)
Foreign exchange loss		5	13
Impairment expense	16	-	100,873
Interest expense		2	33
Interest income		(257)	(300)
Net loss from associates	11	4,433	3,858
Net gain on investments in associates	11	(7,479)	(4,109)
Net loss on other investments		32	-
Net gain on marketable securities	8	(5,845)	(373)
Net gain on disposal of mineral properties	10	(1,100)	-
Other income	17	(168)	(566)
		(11,633)	97,954
Loss before taxes		6,623	108,331
Tax recovery	25	(164)	(193)
Net loss for the year		6,459	108,138

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		19	3
Total comprehensive loss for the year		$6,478	$108,141

Loss per share:
Basic and diluted loss per share	22	$0.04	$0.73

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Total comprehensive loss for the year	-	-	-	(3)	(108,138)	(108,141)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 18)	5,320,000	2,446	-	-	-	2,446
Share-based compensation (note 19)	491,478	-	1,024	-	-	1,024
Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203
Total comprehensive loss for the year	-	-	-	(19)	(6,459)	(6,478)
Shares and warrants exchanged in QPM Acquisition (note 6)	8,394,045	4,503	30	-	-	4,533
Shares and warrants issued pursuant to private placement, net of share issue costs (note 18,19)	8,662,253	4,669	1,031	-	-	5,700
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 13,18)	19,917,701	16,919	1,296	-	-	18,215
Share options exercised (note 19)	231,000	190	(64)	-	-	126
Restrictive share units granted	-	778	(778)	-	-	-
Share-based compensation (note 19)	382,027	-	712	-	-	712
Balance at December 31, 2025	189,143,299	$339,782	$24,911	$(31)	$(263,651)	$101,011

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2025	2024
Operating activities:
Loss for the year		$(6,459)	$(108,138)
Adjusted for:
Interest income		(257)	(300)
Net gain on disposal of mineral properties	10	(1,100)	-
Items not involving cash:
Accretion of provision for site reclamation and closure	14	147	146
Amortization of flow-through share premium	13	(1,403)	(1,621)
Depreciation	9	204	297
Impairment expense	16	-	100,873
Interest expense		2	25
Net loss from associates	11	4,433	3,858
Net gain on investments in associates	11	(7,479)	(4,109)
Net loss on other investments		32	-
Net gain on marketable securities	8	(5,845)	(373)
Share-based compensation	19	712	859
Changes in non-cash working capital	21	353	410
Cash used in operating activities		(16,660)	(8,073)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees	6	(402)	(3,030)
Disposition of mineral properties	10	850	-
Interest income		257	300
Proceeds from disposition of investment in associate, net of transaction costs	11	6,539	7,042
Proceeds from disposition of marketable securities, net of transaction costs	8	670	481
Marketable securities additions	8,10	-	(1,300)
Other investments additions		-	(2,063)
Property and equipment additions	9	(175)	(35)
Cash provided by investing activities		7,739	1,395
Financing activities:
Lease payments		(62)	(191)
Proceeds from financing, net of share issue costs	18	5,700	-
Proceeds from issuance of flow-through shares, net of issuance costs	18	19,461	4,468
Proceeds from exercise of options	19	126	-
Cash provided by financing activities		25,225	4,277
Effect of foreign exchange on cash		(19)	-
Increase (decrease) in cash		16,285	(2,401)
Cash, beginning of period		4,912	7,313
Cash, end of period		$21,197	$4,912

Supplemental cash flow information (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited

Note 1:	Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2025, the Company had four principal projects: Committee Bay in Nunavut, Eau Claire, Sakami, and Éléonore South in Quebec. Additionally, the Company held a 12.26% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) which owns the Kitsault project in British Columbia, and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider.

Note 2:	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2025. IFRS Accounting Standards as issued by the IASB comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 31, 2026.

Note 3:	Material accounting policy information

a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b)	Currency of presentation

The Company’s presentation currency is the Canadian (“CAD”) dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

c)	Basis of preparation and consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company as at December 31, 2025, were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Quebec Precious Metals Corporation (“QPM”) (a) (c)	Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

(c) QPM’s results are included from April 28, 2025, which was the acquisition date. See note 6 for details.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Investments in associates

These consolidated financial statements also include the following investments in associates:

Associates	Ownership interest	Location	Classification and accounting method
Dolly Varden	12.26%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

d)	Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates two reportable segments, a focus on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut. The information contained in note 15 is the information used by the CODM to assess where to deploy resources and capital.

e)	Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of (earnings) loss and comprehensive (income) loss for the period in which they arise.

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

●	Computer equipment3 years

●	Machinery and equipment5-10 years

●	Right-of-use (“ROU”) assets the lease term, unless the transfer of the asset ownership is reasonably certain at the end of the lease term, whereupon depreciation is over the useful life.

g)	Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of (earnings) loss and comprehensive (income) loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of (earnings) loss and comprehensive (income) loss.

The Company considers each group of claims in close proximity to one another as individual cash-generating units (“CGU”). The Company assesses mineral property interests as a CGU for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use and can be determined by factors including comparable public company resources, precedent transactions and valuing the Company’s projects using a reasonable per ounce valuation.

Once the technical feasibility and commercial viability of extracting the mineral resources have been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

h)	Joint arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control with decisions about the relevant activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

i)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

j)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of (earnings) loss and comprehensive (income) loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of (earnings) loss and comprehensive (income) loss.

k)	Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Grants related to income are recognized in profit or loss on a systematic basis over the periods in which the related expenses are incurred.

l)	Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis, except where ownership is expected to be transferred at the end of the lease, whereby the asset is depreciated over its useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable payments that depend on an index or rate;

●	amount expected to be payable by the lessee under residual value guarantees;

●	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

●	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

m)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

n)	Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the life of the operation through amortization and the unwinding of the discount in the provision.

o)	Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of (earnings) loss and comprehensive (income) loss as the eligible expenditures are incurred.

p)	Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

q)	Share-based compensation

Options

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where no ted)

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of (earnings) loss and comprehensive (income) loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statements of (earnings) loss and comprehensive (income) loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

Deferred, Performance and Restricted Share Units (“DSU”, “PSU” and “RSU”)

Under the Company’s Long-term incentive (“LTI”) plan, the board can issue DSU’s, PSU’s or RSU’s to eligible members of management and or the board. The fair value of these shares will be determined at the time that they are granted and will be charged to the consolidated statements of loss and comprehensive loss at the time all vesting criteria have been met.

DSU’s, PSU’s or RSU’s issued under the Company’s LTI plan vest on or before the third anniversary of the grant or as otherwise provided and may be settled in the form of the Company's common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date.

The Company has historically settled RSUs in common shares. The Company has no present obligation to settle these in cash.

r)	Income taxes

Income tax reported in the consolidated statements of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

s)	Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

ii)	Fair value through other comprehensive income (”FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2025 and 2024.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 23.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

v)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

t)	Other comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Note 4:	Changes in accounting standards

New and not yet effective accounting standards

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for reporting periods beginning on or after January 1, 2026. Early application is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Note 5:	Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

a)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

b)	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

c)	Indications of impairment of assets

Assessments of impairment indicators are performed at the CGU level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

d)	Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

e)	Determination of control of subsidiaries and joint arrangements

Judgment is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

f)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

g)	Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS Accounting Standards as issued by the IASB require that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

h)	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

i)	Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

j)	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Note 6:	Acquisition of Quebec Precious Metals Corporation

On April 28, 2025, the Company acquired all of the issued and outstanding common shares of Quebec Precious Metals Corporation (the “QPM Shares”). Former shareholders of QPM received 0.0741 of a common share of the Company for each QPM Share held (the “Exchange Ratio”). As a result, the Company issued an aggregate 8,394,045 Fury Gold shares at a fair value of C$0.54 per share, for an aggregate fair value of $4,533 (the “QPM Acquisition”).

Share options and share purchase warrants of QPM that were outstanding as at the time of completion were exchanged for Fury Shares on substantially the same terms and conditions, with the number of Fury Gold shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio (note 19). The fair value of these replacement awards is not included in purchase price consideration in accordance with IFRS 2 Share-based Payment (note 19).

On April 22, 2025, the Company entered into a contingent capital contribution agreement with QPM for a contribution amount of $750. Upon completion of the QPM Acquisition, the contingent capital contribution formed part of the consideration. Additionally, the Company incurred transaction costs of $199 comprised of due diligence costs, legal and listing fees. Transaction costs are allocated as part of the consideration according to the Company’s accounting policy.

The Company concluded that the QPM Acquisition did not constitute a business combination and accounted for it as an asset acquisition. A summary of the Company's consideration paid, assets acquired, and liabilities assumed from QPM as at acquisition date is as follows:

Purchase price
Cash consideration	$750
Fair value of common shares issued	4,533
Transaction costs	199
Total	$5,482

Net assets acquired
Cash	$547
Other receivables and assets	164
Mineral property interests	5,436
Accounts payable and other liabilities	(600)
Deferred government grant	(65)
Total	$5,482

QPM holds a land package covering approximately 70,900 hectares in the Eeyou Istchee James Bay territory, Quebec, near Dhilmar’s Éléonore gold mine. QPM’s focus has been on advancing its Sakami gold project and its newly discovered, drill-ready Ninaaskuwin lithium showing on the Elmer East project. In addition, QPM holds a 68% interest in the Kipawa rare earths project located near Temiscaming, Quebec.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 7:	Cash and restricted cash

Cash and restricted cash held by the Company were as follows:

	At December 31
	2025	2024
Cash	$21,197	$4,912
Restricted cash	144	144
	$21,341	$5,056

Restricted cash includes an amount of $75 ( December 31, 2024 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. The balance are mainly GIC’s held with financial institutions as security for the Company credit cards. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8:	Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2023	$1,166
Additions	1,300
Sale of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	433
Balance at December 31, 2024	$2,358
Additions	250
Sale of marketable securities	(670)
Realized gain on disposition	58
Unrealized net gain	5,787
Balance at December 31, 2025	$7,783

Note 9:	Property and equipment

Property and equipment are recorded at cost, and at December 31, 2025 and 2024, were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2023	$2,272	$531	$11	$2,814
Additions	35	-	-	35
At December 31, 2024	$2,307	$531	$11	$2,849
Additions	175	-	-	175
Disposal	-	(531)	(11)	(542)
At December 31, 2025	$2,482	$-	$-	$2,482

Accumulated depreciation
At December 31, 2023	$(1,798)	$(417)	$(11)	$(2,226)
Depreciation	(207)	(90)	-	(297)
At December 31, 2024	$(2,005)	$(507)	$(11)	$(2,523)
Depreciation	(180)	(24)	-	(204)
Disposal	-	531	11	542
At December 31, 2025	$(2,185)	$-	$-	$(2,185)

Net book value
At December 31, 2024	$302	$24	$-	$326
At December 31, 2025	$297	$-	$-	$297

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 10:	Mineral property interests

The Company’s principal resource properties are located in Canada.

a)	Quebec

The Company maintains interests in 10 properties within the James Bay region of Quebec. The three largest projects are:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (km) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Sakami

The 100% owned Sakami project covers approximately 14,250 hectares (ha) or 142.5 square kilometres (km), located 30km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological sub-provinces, where gold mineralization has been identified over a distance of more than 23km. Gold mineralization is located at the base of a sulphide-rich horizon within a zone of intense pervasive silicification located along a regional shear zone, marking the contact between the two geological sub-provinces.

Éléonore South

The Éléonore South project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project was a joint operation, and the project ownership was based on participation in the funding of annual exploration programs.

On February 29, 2024, the Company and Newmont, through their respective subsidiaries, entered into a new agreement whereby the Company acquired the remaining 49.978% held by Newmont, to hold 100% control of the interests, consolidating these properties into the Company’s portfolio.

b)	Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment (note 16)	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions (note 6)	5,436	-	5,436
Change in estimate of provision for site reclamation and closure	(597)	(121)	(718)
Balance at December 31, 2025	$41,939	$7,979	$49,918

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios Resources Inc.

During October 2025, the Company received the first milestone payment from Benz Mining Corp (“Benz”) to acquire the remaining 25% interest (for a total 100% undivided interest) of the Eastmain Mine and Ruby Hill Properties. The payment of $1,100 consisted of $850 cash and Benz Common Shares with a market value at the time of $250.

Note 11:	Investments in associates

(a)	Acquisition of investments in associates

(i)

On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800. During the year ended December 31, 2024, the Company sold an aggregate 8,450,000 shares of Dolly Varden for net proceeds of $7,042. The Company’s investment was also diluted through financing rounds by Dolly Varden in which the Company did not participate. As a result, the Company had a gain on investments of $4,109 consisting of a realized gain on disposal of $2,026 and a gain on dilution of $2,083 for the year ended December 31, 2024. On April 2, 2025, Dolly Varden announced a four for one Common Share Consolidation which took effect on April 7, 2025. The impact of this was that the Company’s 51,054,590 Common Shares was consolidated into 12,763,648 Common Shares. On May 8, 2025, the Company completed the sale of 1,000,000 common shares of Dolly Varden for total gross proceeds of $3,700. On September 17, 2025, the Company completed the sale of 500,000 common shares of Dolly Varden for total gross proceeds of $2,914. During the year ended December 31, 2025, there has been a dilution gain on investments of $4,249 ( December 31, 2024 – $2,083), as well as a realized gain of $3,230 ( December 31, 2024 – $2,137).

(ii)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider, for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

(b)	Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,837)	(21)	(3,858)
Disposition	(5,017)	-	(5,017)
Dilution gain	2,083	-	2,083
Carrying amount at December 31, 2024	$29,355	$101	$29,456
Company’s share of net loss of associates	(4,420)	(13)	(4,433)
Disposition	(3,310)	-	(3,310)
Dilution gain	4,250	-	4,250
Carrying amount at December 31, 2025	$25,875	$88	$25,963

The quoted fair market value of the Company’s equity interest in Dolly Varden at December 31, 2025 was $67,582 ( December 31, 2024 - $49,012) based on the closing share price on the TSX Venture Exchange on that date. Subsequent to year end, Dolly Varden was party to a merger of equals, further described under subsequent events (note 26).

For the year ended December 31, 2025, the Company’s equity share of net loss (income) of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(2,699)	$(2,699)
Exploration and evaluation	25,198	918	26,116
Marketing	2,166	-	2,166
Share-based compensation	2,182	-	2,182
Administrative and other	2,192	1,833	4,025
Net loss of associate, 100%	31,738	52	31,790
Average equity interest for the period	13.93%	25%
Company’s share of net loss of associates	$4,420	$13	$4,433

For the year ended December 31, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

	Dolly Varden	UMS	Total
Cost recoveries	$-	$(3,508)	$(3,508)
Exploration and evaluation	17,875	1,208	19,083
Marketing	1,781	131	1,912
Share-based compensation	2,601	-	2,601
Administrative and other	(1,608)	2,255	647
Net loss of associate, 100%	20,649	86	20,735
Average equity interest for the period	18.58%	25%
Company’s share of net loss of associates	$3,837	$21	$3,858

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company’s equity share of net assets of associates at December 31, 2025, is as follows:

	Dolly Varden	UMS
Current assets	$62,718	$875
Non-current assets	156,713	1,796
Current liabilities	(11,011)	(1,256)
Non-current liabilities	-	(1,067)
Net assets, 100%	208,420	348
Company’s equity share of net assets of associate	$25,875	$88

(c)	Services rendered and balances with UMS

	Years ended December 31
	2025	2024
Exploration and evaluation costs	$344	$233
General and administration	232	307
Total transactions for the year	$576	$540

The outstanding balance owing at December 31, 2025, was $57 ( December 31, 2024 – $90) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2025, the Company expects to incur approximately $77 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 19). The Company recognized a share-based compensation expense of $11 for the year ended December 31, 2025, in respect of share options issued to UMS employees ( December 31, 2024 - $3 recovery) which is included within employee benefits and exploration and evaluation costs.

Note 12:	Deferred government grant

On April 28, 2025, as part of the QPM acquisition (note 6), the Company inherited a grant entitlement from the Government of Quebec’s Minister of Natural Resources and Forestry (the “Minister”) for expenditures to be made by the Company for geometallurgical studies on the Elmer East property (the “Program”). The Program will fund up to 50% of the qualifying exploration expenses incurred by the Company up to a maximum grant of $268. On May 30, 2025, the Company received a progress payment for fiscal year 2025-2026 of $83. As at December 31, 2025, the Company has unspent funding of $22 relating to the progress payment, which will require the Company to incur $44 in qualifying expenses under the Program before March 31, 2026. The Company is obligated to reimburse the Minister, upon expiry of the Program, for any unapplied grant funding plus interest thereon.

On May 30, 2025, the Company, through its subsidiary, North Country Gold, was approved by the Government of Nunavut’s Minister of the Department of Community Services a contribution of up to $250 from its Discover, Invest, Grow Program in support of the Company’s exploration activities in the Three Bluffs Gold deposit and the Raven Gold Prospect. Expenses eligible must be incurred between May 30, 2025 to March 31, 2026. The Company received initial payment of $125 in August 2025. The remaining balance is payable upon approval of the expenditure report which must be submitted by March 31, 2026. The Company is obligated to return the initial payment if the Company is unable to prove sufficient spending on approved expenditures equalling to or exceeding the advance provided. As at December 31, 2025, the Company incurred $125 in eligible expenditures and, as a result, fully recognized the initial grant amount received.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 13:	Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On October 14, 2025, the Company completed two offerings (note 18) and raised $18,000 through the issuance of (i) 9,915,000 flow-through units and (ii) 6,003,000 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company is committed to incur the full exploration expenditures of $18,000 before December 31, 2026.

On June 19, 2025, the Company completed an offering (note 18) and raised $3,080 through the issuance of 3,999,701 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company is committed to incur the full exploration expenditures of $3,080 before December 31, 2026.

On June 13, 2024, the Company completed an offering (note 18) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The exploration expenditures of $5,001 was fully incurred as of April 30, 2025.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised	5,001	2,022
Flow-through eligible expenditures	(2,666)	(1,078)
Balance at December 31, 2024	$2,335	$944
Flow-through eligible expenditures	(2,335)	(944)
Flow-through funds raised	21,080	1,246
Flow-through eligible expenditures	(4,259)	(456)
Balance at December 31, 2025	$16,821	$790

Note 14:	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Quebec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

■	Undiscounted cash flow obligation for site reclamation of $6,226 ( December 31, 2024 – $7,013);

■	Expected timing of future cash flows which is between the years 2026 and 2040;

■	Annual inflation rates of 2.29% and 2.91% ( December 31, 2024 – 2.29% and 2.83%); and

■	Risk-free interest rates of 3.85% and 3.11% ( December 31, 2024 – 3.33% and 3.23%).

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$1,569	$2,926	$4,495
Accretion	50	96	146
Change in estimate	(23)	427	404
Balance at December 31, 2024	$1,596	$3,449	$5,045
Addition	216	-	216
Accretion	41	106	147
Change in estimate	(814)	(121)	(935)
Balance at December 31, 2025	$1,039	$3,434	$4,473

Note 15:	Segmented information - Exploration and evaluation costs

For the year ended December 31, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$1,166	$233	$1,399
Exploration drilling	1,995	570	2,565
Camp cost, equipment and field supplies	1,170	334	1,504
Geological consulting services	477	245	722
Permitting, environmental and community costs	216	191	407
Expediting and mobilization	7	128	135
Salaries and wages	1,580	504	2,084
Fuel and consumables	665	905	1,570
Aircraft and travel	1,256	1,067	2,323
Share-based compensation	113	31	144
Total for the year ended December 31, 2025	$8,645	$4,208	$12,853

For the years ended December 31, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$874	$100	$974
Exploration drilling	843	-	843
Camp cost, equipment and field supplies	651	203	854
Geological consulting services	7	51	58
Permitting, environmental and community costs	122	172	294
Expediting and mobilization	-	22	22
Salaries and wages	1,403	70	1,473
Fuel and consumables	182	10	192
Aircraft and travel	456	208	664
Share-based compensation	128	10	138
Total for year ended December 31, 2024	$4,666	$846	$5,512

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 16:	Impairment

A summary of the Company’s impairment expenses is as follows:

	Years ended December 31
	2025	2024
Impairment on mineral properties interests	$-	$100,873
Total transactions for the year	$-	$100,873

As required under IFRS Accounting Standards as issued by the IASB, we regularly assess whether impairment indicators are present and perform impairment testing as required.

In accordance with the Company’s accounting policies and processes, each asset or CGU is evaluated annually, to determine whether there are any indications of impairment or impairment reversal. If any such indications of impairment exist, a formal estimate of the recoverable amount is performed. Given the Company’s persistent lower market capitalization compared to its mineral properties carrying value, the Company engaged a third-party valuation specialist, in consultation with management, to assess the recoverability of the carrying value of the Company’s properties. The Company assessed the recoverable value of the CGUs based on its fair value less cost of disposal (“FVLCD”).

The Company utilized a market approach, which takes into account valuations of similar public companies and comparable transactions, to determine a recoverable amount. The recoverable amount was calculated using in situ multiples identified through independent research. This analysis along with specific attributes of the Eau Claire and Committee Bay Project was used as the basis of determining a reasonable per ounce valuation for these to projects. The Éléonore South Project which did not have a Mineral Resource Estimate at the time, was valued through a primary market approach, based on its recent acquisition by the Company. The CGUs were categorised within the Level 3 of the fair value hierarchy, using a combination of inputs other than quoted prices which were observable and unobservable to determine the fair value of the assets.

Based on the Company’s assessment with respect to possible indicators of impairment, the Company concluded that as at December 31, 2024, impairment indicators exist and based on the impairment analysis performed, an impairment on its Quebec projects of $88,885 and Committee Bay project of $11,988 totaling $100,873 was recorded. Estimating the in-situ multiples requires a significant management judgement due to the high degree of estimation uncertainty. Changes in the inputs used to determine the recoverable amount will result in a change to the valuation of the mineral properties and impairment expense. A 15% change in the in-situ values used, would give rise to a 13% change in the mineral properties values.

The result of the impairment better aligned the carrying value of these properties to the Company’s market capitalization value as per the guidance of IFRS 6.20(d) as at December 31, 2024. There were no indicators of impairment or impairment reversal as at December 31, 2025.

Note 17:	Other income

	Years ended December 31
	2025	2024
Government grant income (note 12)	$168	$-
Excess fuel resold	-	566
Total transactions for the year	$168	$566

Note 18:	Share capital

(a)	Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

(b)	Share issuances

During the year ended December 31, 2025:

i.	The Company issued 8,394,045 common shares as part of the QPM acquisition with a fair market value of $4,533. Transaction costs incurred in respect of the acquisition were $199 (note 6).

ii.

The Company closed a non-brokered private equity placement for gross proceeds of $4,306, consisting of 6,728,000 units at C$0.64 per unit. Each unit consisted of one common share of Fury Gold and one common share purchase warrant exercisable to purchase one Fury Gold common share at C$0.80 for a period of three years. Share issuance costs incurred in respect of the private placement were $123.

iii.

156,000 shares were issued as a result of share options being exercised with a weighted average exercise price of C$0.55 for gross proceeds of $85. The amount of $43 attributed to these share options was transferred from the equity reserves and recorded against share capital.

iv.

75,000 shares were issued as a result of share options being exercised with a weighted average exercise price of C$0.55 for gross proceeds of $41. The amount of $21 attributed to these share options was transferred from the equity reserves and recorded against share capital.

v.

During June 2025, the Company issued 3,999,701 flow-through shares for gross proceeds of $3,080 ( “June 2025 Offering”). Share issuance costs related to the June 2025 Offering totaled $223, which included $183 in commissions and $40 in other issuance costs. A reconciliation of the impact of the June 2025 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at C$0.77 per share	3,999,701	$3,080
Cash share issue costs	-	(223)
Proceeds net of share issue costs	3,999,701	2,857
Less: flow-through share premium liability (note 13)	-	(400)
Total allocated to share capital	3,999,701	$2,457

vi.

In connection with the June 2025 Offering, a certain shareholder of the Company exercised its existing participation rights and acquired 440,000 Fury Gold common shares at a price of C$0.67 per share for gross proceeds of $295.

vii.

During Oct 2025, the Company issued (i) 9,915,000 flow-through units at a price of C$1.21 per unit and (ii) 6,003,000 flow-through at a price of C$1.00 per share, for total aggregate gross proceeds of $18,000 ( “Oct 2025 Offering”). Each unit consists of one common share of Fury Gold and one-half common share purchase warrant, two of which is exercisable to purchase one additional common share at C$1.20 per warrant share for a period of two years. Share issuance costs related to the Oct 2025 Offering totaled $1,396, which included $1,198 in commissions and $198 in other issuance costs. A reconciliation of the impact of the Oct 2025 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at C$1.21 and C$1.00 per share	15,918,000	$18,000
Cash share issue costs	-	(1,396)
Proceeds net of share issue costs	15,918,000	16,604
Less: fair value of warrants issued	-	(1,296)
Less: flow-through share premium liability (note 13)	-	(846)
Total allocated to share capital	15,918,000	$14,462

viii.

The Company closed a non-brokered private equity placement for gross proceeds of $1,300, consisting of 1,494,253 units at C$0.87 per unit. Each unit consists of one common share of Fury Gold and one-half common share purchase warrant, two of which is exercisable to purchase one additional common share at C$1.20 per warrant share for a period of two years. Share issuance costs incurred in respect of the private placement were $78.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

During the year ended December 31, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 ( “June 2024 Offering”). Share issuance costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at C$0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(533)
Proceeds net of share issue costs	5,320,000	4,468
Less: flow-through share premium liability (note 13)	-	(2,022)
Total allocated to share capital	5,320,000	$2,446

Note 19:	Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the year ended December 31, 2025 and 2024, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2025	2024
Recognized in net loss and included in:
Exploration and evaluation costs	$143	$138
Fees, salaries and other employee benefits	569	721
Total share-based compensation expense	$712	$859

During the year ended December 31, 2025, the Company granted 140,000 share options, ( December 31, 2024 – 245,000), to certain employees and consultants who provide defined on-going services to the Company, representative of employee service. In addition, during the year ended December 31, 2025, QPM options were converted to 282,470 share options of the Company.

The weighted average fair value per option of these share options was calculated as C$0.37 ( December 31, 2024 – C$0.31) using the Black-Scholes option valuation model at the grant date with the following weighted average assumptions:

	Years ended December 31
	2025	2024
Risk-free interest rate	2.99%	3.45%
Expected dividend yield	Nil	Nil
Share price volatility	71%	70%
Expected life in years	5.0	5.0

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

In connection with the QPM Acquisition, all outstanding and vested share options of QPM were exchanged for replacement share options of the Company, in amount and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 282,470 share options with a nominal fair value were granted and vested immediately.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price (C$/option)
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(472,937)	1.92
Forfeited	(1,502,487)	1.40
Outstanding, December 31, 2024	8,221,178	$1.14
Granted	140,000	0.65
Granted as part of QPM acquisition	282,470	1.92
Exercised	(231,000)	0.55
Expired	(1,838,144)	2.00
Forfeited	(235,000)	1.12
Outstanding, December 31, 2025	6,339,504	$0.94

As at December 31, 2025, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	3,689,500	0.83	1.78	3,629,500	0.83	1.74
C$1.00 – C$1.85	2,616,659	1.06	1.14	2,616,659	1.06	1.14
C$2.05 – C$3.91	33,345	3.37	0.49	33,345	3.37	0.49
	6,339,504	0.94	1.51	6,279,504	0.94	1.48

(b)	Long-term incentive plan

In addition to options, the Company also granted RSU’s to officers and employees.

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.55 per unit, one third vesting annually on anniversary.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors, which were fully vested and paid out as fully paid shares in 2024.

The number of RSU’s and DSU’s issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s	Number of DSU’s	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2023	-	-	$-
Granted	1,827,245	-	0.57
Settled	(491,478)	-	0.59
Forfeited	(189,687)	-	0.57
Outstanding, December 31, 2024	1,146,080	-	$0.57
Granted	1,142,500	590,000	0.55
Settled	(382,027)	-	0.53
Forfeited	(179,597)	(110,000)	0.56
Outstanding, December 31, 2025	1,726,956	480,000	$0.56

(c)	Share purchase warrants

In connection with the QPM Acquisition (note 6), all warrants of QPM became exercisable to acquire common shares of the Company, in amounts and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 596,808 warrants, each exercisable into one Fury Gold share, were granted at an exercise price of C$1.35 per share. The total fair value of the warrants issued was $30, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2.12 years; (ii) expected volatility – 57%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.56%; (v) share price – C$0.54.

In connection with a non-brokered private equity placement (note 18), the Company issued 6,728,000 warrants exercisable into one common share of the Company at a price of C$0.80 for a period of three years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $949, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 3 years; (ii) expected volatility – 58%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.7%; (v) share price – C$0.51.

In connection with a non-brokered private equity placement (note 18), the Company issued 747,127 warrants exercisable into one common share of the Company at a price of C$1.20 for a period of two years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $125, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2 years; (ii) expected volatility – 63%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.5%; (v) share price – C$0.77.

The number of share purchase warrants outstanding at December 31, 2025 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-
Issued	13,029,435	1.00
Outstanding, December 31, 2025	13,029,435	$1.00

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The following table reflects the share purchase warrants issued and outstanding as at December 31, 2025:

Expiry date	Warrants outstanding	Exercise price (C$/share)
May 31, 2027	274,170	$1.35
June 21, 2027	322,638	1.35
October 14, 2027	4,957,500	1.20
November 12, 2027	747,127	1.20
May 26, 2028	6,728,000	0.80
Total	13,029,435	$1.00

Note 20:	Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior Vice President, Exploration.

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2025	2024
Short-term benefits provided to executives (a)	$1,453	$1,306
Directors’ fees paid to non-executive directors	251	161
Share-based payments	594	724
Total	$2,298	$2,191

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Note 21:	Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Years ended December 31
	2025	2024
Accounts receivable	$(180)	$321
Prepaid expenses and deposits	8	104
Accounts payable and accrued liabilities	568	(15)
Deferred government grant	(43)	-
Changes in non-cash working capital	$353	$410

Operating activities include the following cash received:

	Years ended December 31
	2025	2024
Income taxes refunded	$(182)	$(193)
Income taxes paid	18	-
Income tax expense (recovery)	$(164)	$(193)

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 22:	Loss per share

For the years ended December 31, 2025 and 2024, the weighted average number of shares outstanding and loss per share were as follows:

	Years ended December 31
	2025	2024
Net loss	$6,459	$108,138
Weighted average basic number of shares outstanding	167,732,678	149,019,020
Basic loss per share	$0.04	$0.73
Weighted average diluted number of shares outstanding	167,732,678	149,019,020
Diluted loss per share	$0.04	$0.73

All of the outstanding share options and share purchase warrants at December 31, 2025 were anti-dilutive for the period then ended as the Company was in a loss position.

Note 23:	Financial instruments

The Company’s financial instruments as at December 31, 2025, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At December 31, 2025			At December 31, 2024
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$21,197	$-	$21,197	$4,912	$-	$4,912
Marketable securities	-	7,783	7,783	-	2,358	2,358
Other investments	-	2,031	2,031	-	2,063	2,063
Deposits	66		66	191	-	191
Accounts receivable	395		395	54	-	54
Total financial assets	$21,658	$9,814	$31,472	$5,157	$4,421	$9,578
Accounts payable and accrued liabilities	(2,023)	-	(2,023)	855	-	855
Deferred government grant	(22)		(22)	-	-	-
Total financial liabilities	$(2,045)	$-	$(2,045)	$855	$-	$855

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

As at December 31, 2025, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable securities	7,783	-	-	7,783
Other investments	-	-	2,031	2,031
Total	7,783	-	2,031	9,814

The Company’s level 3 unquoted equity was valued using the adjusted market multiple method. Key input included market-based proxy valuation from comparable listed peers, adjusted for differences in growth stages of 0.4, revenue maturity of 0.5, and market conditions of 0.75. Currency translation as at reporting date was also included in the calculation. Changes in these adjustments would affect the resulting fair value of the instrument. As an example, a 10% increase in revenue maturity would increase fair value by $406. Fair value measurement and changes in fair value from period to period are reviewed for reasonability by management each reporting period.

The reconciliation of the Company’s level 3 financial instrument is as follows:

Total
Balance at December 31, 2023	$-
Additions	2,063
Balance at December 31, 2024	$2,063
Revaluation recognized in net loss for the year	(32)
Balance at December 31, 2025	$2,031

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2025, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2025, the Company had unrestricted cash of $21,197 ( December 31, 2024 – $4,912), working capital surplus of $29,162 ( December 31, 2024 – $8,045), which the Company defines as current assets less current liabilities, and an accumulated deficit of $263,651 ( December 31, 2024 – $257,192). During the year ended December 31, 2025, Fury Gold incurred a comprehensive loss of $6,478 ( December 31, 2024 – $108,141). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31, 2025	At December 31, 2024
Accounts payable and accrued liabilities	$2,023	$-	$-	$2,023	$855
Deferred government grant	22	-	-	22	-
Flow-through expenditure requirements	790	-	-	790	944
Undiscounted lease payments	-	-	-	-	65
Total	$2,835	$-	$-	$2,835	$1,864

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $341 were made during the year ended December 31, 2025, in respect of these mineral claims ( December 31, 2024 - $212), with $49 recognized in prepaid expenses as at December 31, 2025 ( December 31, 2024 – $27).

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At December 31, 2025	At December 31, 2024
Financial assets
US$ bank accounts	$19	$1
Financial liabilities
Accounts payable	(244)	-
	$(225)	$1

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities share prices would not have a material impact on the Company’s net loss.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 24:	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements. The capital of the Company was determined as follows:

	Years ended December 31
	2025	2024
Equity	$101,011	$78,203
Less: cash	(21,197)	(4,912)
	$79,814	$73,291

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and the Committee Bay project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Note 25:	Income taxes

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2025	2024
(Earnings) Loss before income taxes	$6,623	$108,331
Canadian federal and provincial income tax rates	27%	27%
Expected income tax expense (recovery)	(1,788)	(29,250)
Increase (decrease) in income tax recovery resulting from:
Acquisition of Quebec Precious Metals	(13,452)	-
Impairment	-	23,555
Share-based compensation	192	197
Share issuance costs	(490)	(144)
Adjustment to tax estimates	192	(45)
Amortization of flow-through share premium	(379)	(439)
Flow-through expenditures renunciation	1,724	1,033
Difference in future and foreign tax rates	38	466
Sale of investments	(97)	(119)
Other	(887)	7
Increase (decrease) in unrecognized tax asset	14,782	4,546
Income tax expense (recovery)	$(164)	$(193)

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Significant components of deferred tax asset and liabilities are:

	December 31 2024	Net loss	December 31 2025
Deferred income tax assets
Non-capital losses carried forward	$15,182	$6,156	$21,338
Capital losses carried forward	49	(42)	7
Share issuance costs and CEC	290	306	596
Investments	60	19	79
Investments in associates	1,488	(168)	1,320
Site reclamation obligations	1,354	(151)	1,203
Property and equipment	531	70	601
Mineral property interests	8,234	9,336	17,570
Capital lease obligation	18	(18)	-
Other	-	11	11
	27,206	15,518	42,724
Deferred income tax liabilities
Property and equipment	3	(3)	-
Mineral property interests	(282)	54	(228)
Investments	-	(787)	(787)
Net deferred tax assets	26,927	14,782	41,709
Unrecognized deferred tax assets	(26,927)	(14,782)	(41,709)
Net deferred tax balance	$-	$-	$-

	December 31 2023	Net loss	December 31 2024
Deferred income tax assets
Non-capital losses carried forward	$14,192	$990	$15,182
Capital losses carried forward	55	(6)	49
Share issuance costs and CEC	356	(66)	290
Investments	98	(38)	60
Investments in associates	1,472	16	1,488
Site reclamation obligations	1,206	148	1,354
Property and equipment	479	52	531
Mineral property interests	5,003	3,231	8,234
Capital lease obligation	61	(43)	18
	$22,922	4,284	27,206
Deferred income tax liabilities
Property and equipment	(24)	27	3
Mineral property interests	(517)	235	(282)
Net deferred tax assets	22,381	4,546	26,927
Unrecognized deferred tax assets	(22,381)	(4,546)	(26,927)
Net deferred tax balance	$-	$-	$-

The Company has accumulated non-capital tax losses of approximately $80,650 ( December 31, 2024 – $57,721) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital tax losses will, if unused, expire between 2026 and 2045. The Company has not recognized any deferred tax assets at December 31, 2025, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $nil accumulated tax capital losses ( December 31, 2024 – $67) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)

Note 26:	Subsequent events

On January 9, 2026, the Company issued 430,000 DSU’s to directors and 885,000 RSU’s to officers, and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan (note 19), one third vesting annually on anniversary. The Company also approved 110,000 stock options, vesting over 18 months with an exercise price of C$0.84 per option, to certain UMS employees.

On January 26, 2026, the Company announced the appointment of Mr. Phillips S. Baker Jr. to its Board of Directors as an independent director. The Company also issued 100,000 DSU’s to Mr. Baker on his appointment.

On March 17, 2026, an earlier announced merger of equals between Dolly Varden and Contango ORE Inc (“Contango”) was approved at a shareholders meeting. Dolly Varden received regulatory approval on March 23, 2026 while the merger closed on March 26, 2026. As a result, the Company’s shareholding in Dolly Varden was converted into shares of Contango at a rate of 0.1652 Contango shares for each Dolly Varden share while converting from an investment in associate to marketable securities. The fair value of the Contango shares was $43.3M as at March 23, 2026. The carrying value of the Dolly Varden investment in associate was $25,875 as at December 31, 2025. The Company's shareholding in Contango represents roughly 5.8% ownership and does not constitute significant influence.

Fury Gold Mines Limited

Notes to the 2025 Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except where noted)